CRA INTERNATIONAL, INC.
200 CLARENDON STREET
BOSTON, MA 02116

September    , 2015

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             CRA International, Inc.
Form 10-K for Fiscal Year Ended January 3, 2015
Filed March 17, 2015
File No. 000-24049

Dear Mr. Pacho:

This letter is submitted by and on behalf of CRA International, Inc. (“we” or the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to us dated September 3, 2015 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for the Quarterly Period ended July 4, 2015 (“2015 Q2 10-Q”)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.              We note your CEO’s discussion, during your second quarter earnings call for 2015, of planned staffing additions for remainder of fiscal year 2015. We also note your disclosures on page 26 of your recent stock repurchases and your current authorization for future repurchases of stock. Please expand your discussion of related uncertainties and known impact on future liquidity and capital resources of your competing plans to use capital resources for: stock repurchases, staff expansion and other reinvestment opportunities. See Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

Response to Comment No. 1

The hiring of individuals to replenish and expand our employee base is an essential part of our business operations and historically has been funded principally from our cash flows from operations.  We anticipate that over the 12 months following the filing of the 2015 Q2 10-Q, as has been the case for the past several years, that our other capital needs will principally consist of the acquisition of new sources of revenue (other than through ordinary course hiring), share repurchases, capital expenditures and debt repayments and that our positive cash flow from operations will be applied to those items.  However, these activities are largely discretionary in nature.  For example, acquisitions can be forgone, share repurchase programs can be suspended, and certain capital expenditures can be deferred.  As such, our operating model provides flexibility with respect to the deployment of positive cash flow from operations.  As a result of this flexibility, we concluded in the 2015 Q2 10-Q that our current cash, cash equivalents, cash generated from operations, and amounts available under our revolving credit facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.  In the future, we will include expanded disclosure along those lines, modified as necessary, in our periodic reports.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued courtesy and consideration in these matters.  If you have any questions regarding this letter or if you require additional information, please do not hesitate to call me at (312) 377-2322.

Sincerely

/s/ Chad M. Holmes

Chad M. Holmes
Chief Financial Officer, Executive Vice President and Treasurer

cc:                                Joseph Cascarano, Senior Staff Accountant
Joseph M. Kempf, Senior Staff Accountant

Robert S. Littlepage, Accountant Branch Chief
Mr. Jonathan D. Yellin, Esq., Vice President and General Counsel of CRA
Mr. William R. Kolb, Esq., of Foley Hoag LLP